EXHIBIT 3C
ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
ABRAMS INDUSTRIES, INC.
I.
     The name of the corporation is “Abrams Industries, Inc.”
II.
     Article I of the Articles of Incorporation is deleted in its entirety and inserting in lieu thereof the following:
                “The name of the Corporation is Servidyne, Inc.”
III.
     The changes made by these Articles of Amendment shall be effective and adopted upon the filing of these Articles of Amendment with the Georgia Secretary of State.
IV.
     The amendment was adopted by the board of directors at a meeting held on May 25, 2006. Pursuant to O.C.G.A. § 14-2-1002, shareholder action with respect to the amendment was not required.
     IN WITNESS WHEREOF, the corporation has caused these Articles of Amendment to be executed and attested by its duly authorized officer on July 11, 2006.

ABRAMS INDUSTRIES, INC.
By:	/s/ Mark Thomas
Mark Thomas, Chief Financial Officer